# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alignment Healthcare, Inc., CIK 0001832466
CUSIP: 01625V104
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 1100 W. TOWN AND COUNTRY ROAD, SUITE 1600, ORANGE, California (CA), 92868
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001017645

## Reporting persons
- General Atlantic, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- General Atlantic Partners 95, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAPCO GmbH & Co. KG: type of reporting person: other (OO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAP Coinvestments III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAP Coinvestments IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAP Coinvestments V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAP Coinvestments CDA, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- General Atlantic (SPV) GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- GAPCO Management GmbH: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- General Atlantic GenPar, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)
- General Atlantic (ALN HLTH), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 43,993,323; sole dispositive power 0; shared dispositive power 43,993,323; aggregate amount beneficially owned 43,993,323 (22.2% of the class)

## Item 1. Issuer
Name of issuer: Alignment Healthcare, Inc.
Address of issuer's principal executive offices: 1100 W. TOWN AND COUNTRY ROAD, SUITE1600, ORANGE, CA 92868

## Item 2. Person Filing
Name of person filing:
This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i) General Atlantic, L.P. ("GA LP");

(ii) General Atlantic Partners 95, L.P. ("GAP 95");

(iii) GAPCO GmbH & Co. KG ("GAPCO GmbH");

(iv) GAP Coinvestments III, LLC ("GAPCO III");

(v) GAP Coinvestments IV, LLC ("GAPCO IV");

(vi) GAP Coinvestments V, LLC ("GAPCO V");

(vii) GAP Coinvestments CDA, L.P. ("GAPCO CDA");

(viii) General Atlantic (SPV) GP, LLC ("GA SPV");

(ix) GAPCO Management GmbH ("GAPCO Management");

(x) General Atlantic GenPar, L.P. ("GA GenPar"); and

(xi) General Atlantic (ALN HLTH), L.P. ("GA ALN").

GA 95, GAPCO GmbH, GAPCO III, GAPCO IV, GAPCO V, and GAPCO CDA are collectively referred to as the "GA Funds."
Address of principal business office or, if none, residence:
Address or principal business office or, if none, residence:

The address of GA LP, GAP 95, GAPCO III, GAPCO IV, GAPCO V, GAPCO CDA, GA SPV, GA GenPar, and GA ALN is c/o General Atlantic Service Company, L.P., 55 East 52nd Street, 33rd Floor, New York, NY 10055. The address of GAPCO GmbH and GAPCO Management is c/o General Atlantic GmbH, Luitpoldblock, Amiraplatz 3, 80333 Munchen, Germany.
Citizenship: See Row (4) of each Reporting Person's cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Amount beneficially owned:

As of June 30, 2025, the Reporting Persons owned the following number of the Company's common stock:

(i) GA LP owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(ii) GAP 95 owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(iii) GAPCO GmbH owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(iv) GAPCO III owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(v) GAPCO IV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(vi) GAPCO V owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(vii) GAPCO CDA owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(viii) GA SPV owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(ix) GAPCO Management owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(x) GA GenPar owned of record no shares of common stock or 0.0% of the issued and outstanding shares of common stock

(xi) GA ALN owned of record 43,993,323 shares of common stock or 22.2% of the issued and outstanding shares of common stock

The GA Funds share beneficial ownership of the shares of common stock held by GA ALN. The general partner of GA ALN is GA SPV. The general partner of GAP 95 is GA GenPar and GA GenPar is ultimately controlled by GA LP. The general partner of GAPCO GmbH is GAPCO Management. GA LP, which is controlled by the Partnership Committee of GASC MGP, LLC (the "Partnership Committee"), is the managing member of GAPCO III, GAPCO IV and GAPCO V, the general partner of GAPCO CDA and GA GenPar, and the sole member of GA SPV. The Partnership Committee also controls the investment and voting decisions of GAPCO Management. There are five members of the Partnership Committee. By virtue of the foregoing, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares that each owns of record. Each of the members of the Partnership Committee disclaims ownership of the shares of common stock reported herein except to the extent that he has a pecuniary interest therein. The name, the address and the citizenship of each of the members of the Partnership Committee as of the date hereof is attached hereto as Schedule A and is hereby incorporated by reference.

Amount Beneficially Owned:

By virtue of the relationship described above, each of the Reporting Persons may be deemed to beneficially own 43,993,323 shares of common stock.
Percent of class: All calculations of percentage ownership herein are based on an aggregate of 198,031,417 shares of common stock reported by the Company to be outstanding, as reflected in the Company's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on July 30, 2025.
Sole power to vote or to direct the vote: Each of the Reporting Persons may be deemed to have the sole power to direct the voting of the shares of common stock indicated on Row (5) of each such Reporting Person's cover page included herein.
Shared power to vote or to direct the vote: Each of the Reporting Persons may be deemed to share the power to direct the voting of the shares of common stock indicated on Row (6) of each such Reporting Person's cover page included herein.
Sole power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to have the sole power to direct the dispositions of the shares of common stock indicated on Row (7) of each such Reporting Person's cover page included herein.
Shared power to dispose or to direct the disposition: Each of the Reporting Persons may be deemed to share the power to direct the dispositions of the shares of common stock indicated on Row (8) of each such Reporting Person's cover page included herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2, which states the identity of the members of the group filing this Schedule 13G.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Act (previously filed). https://www.sec.gov/Archives/edgar/data/1017645/000095014222000589/eh220223352_13g-alignment.htm

## Signatures
- General Atlantic, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director (08/14/2025)
- General Atlantic Partners 95, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the general partner of General Atlantic GenPar, L.P., its general partner (08/14/2025)
- GAPCO GmbH & Co. KG: /s/ Michael Gosk, Michael Gosk, Managing Director of GAPCO Management GmbH, its general partner (08/14/2025)
- GAP Coinvestments III, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- GAP Coinvestments IV, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- GAP Coinvestments V, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its managing member (08/14/2025)
- GAP Coinvestments CDA, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/14/2025)
- General Atlantic (SPV) GP, LLC: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its sole member (08/14/2025)
- GAPCO Management GmbH: /s/ Michael Gosk, Michael Gosk, Managing Director (08/14/2025)
- General Atlantic GenPar, L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., its general partner (08/14/2025)
- General Atlantic (ALN HLTH), L.P.: /s/ Michael Gosk, Michael Gosk, Managing Director of General Atlantic, L.P., the sole member of General Atlantic (SPV) GP, LLC, its general partner (08/14/2025)